                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM  11-K

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

                  For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file Number 34-0-20400

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                      TAX DEFERRED SAVINGS PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 UNIVERSAL STANDARD MEDICAL LABORATORIES, INC.
                     26500 Northwestern Highway, Suite 400
                          Southfield, Michigan  48076

                 Universal Standard Medical Laboratories, Inc.
                      Tax Deferred Savings Plan and Trust

                                     Index

                                                                       Page
                                                                       ----
Report of Independent Accountants  ..................................  3 - 4


Financial Statements:

         Statement of Net Assets Available for Plan Benefits
              as of December 31, 1995 and 1994 .....................       5

         Statement of Changes in Net Assets Available for
              Plan Benefits for the Year Ended December 31,
              1995 .................................................       6

         Notes to Financial Statements .............................  7 - 13

Supplemental Schedules:

        Item 27a - Schedule of Assets Held for Investment
              Purposes at Decenber 31, 1995.........................      15

        Item 27d - Schedule of Reportable Transactions for
              the Year Ended December 31, 1995......................      16

Exhibit Index.......................................................      17

                        [COOPERS & LYBRAND LETTERHEAD]

REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
Universal Standard Medical Laboratories, Inc.
Tax Deferred Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Universal Standard Medical Laboratories, Inc. Tax Deferred Savings Plan and Trust as of December 31, 1995 and 1994, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules contained on pages 15 and 16 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statement does not disclose the historical cost of certain plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In addition, the Plan custodian does not provide information separately for the components of investment income including interest and dividend income, realized gains and losses, and unrealized appreciation or depreciation of the investments.

Coopers & Lybrand LLP

Detroit, Michigan
May 10, 1996

                 Universal Standard Medical Laboratories, Inc.
                      Tax Deferred Savings Plan and Trust
              Statement of Net Assets Available for Plan Benefits





                                                                       December 31,
                                                               ----------------------------
                                                                 1995               1994
                                                               --------           ---------
ASSETS

Investments, at fair value                                  $4,398,649               $3,666,595

Participant loans receivable                                    67,310                   69,477

Employee contribution receivable                                88,912                   72,155
                                                            ----------               ----------
     Net assets available for plan benefits                 $4,554,871               $3,808,227
                                                            ==========               ==========





    The accompanying notes are an integral part of the financial statements.

                 Universal Standard Medical Laboratories, Inc.
                      Tax Deferred Savings Plan and Trust
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1995





Additions:

         Participant contributions                                                   $   948,272
         Investment income, net                                                          614,490
                                                                                     -----------
                 Total additions                                                       1,562,762
                                                                                     -----------
Deductions:

         Benefit payments                                                                791,417
         Administrative expenses                                                          24,701
                                                                                     -----------
                 Total deductions                                                        816,118
                                                                                     -----------

                 Net additions                                                           746,644

Net assets available for plan benefits, beginning of year                              3,808,227
                                                                                     -----------
                 Net assets available for plan benefits, end of year                 $ 4,554,871
                                                                                     ===========





    The accompanying notes are an integral part of the financial statements.

                 Universal Standard Medical Laboratories, Inc.
                      Tax Deferred Savings Plan and Trust
                         Notes to Financial Statements

1.       PLAN DESCRIPTION:

         The following description of the Universal Standard Medical Laboratories, Inc. (the "Company" or "USML") Tax Deferred Savings Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the plan document as amended for more complete information.

         a. GENERAL: The Plan is a defined contribution plan covering substantially all employees of the Company who have one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended during 1994 to allow participants the option to invest in Company common stock.

         b. CONTRIBUTIONS: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Company contributions are on a discretionary basis, as defined by the Plan. Contributions are subject to certain limitations established by the Internal Revenue Service.

         c. VESTING AND DISTRIBUTIONS: Under the provisions of the Plan, participant's contributions vest immediately while the employer contributions vest as follows:

                                                             EMPLOYER
                     PARTICIPANT'S                        CONTRIBUTIONS
                       YEARS OF                              VESTING
                        SERVICE                             PERCENTAGE
                     ---------------                    ------------------
                              1                                 25%
                              2                                 50
                              3                                 75
                              4                                100

         Withdrawals of contributions and interest earned can be made only at the time of retirement, on and after the attainment of age 59-1/2, on the termination of employment, at the death of the participant, or disability of the participant as defined by the Plan.

         d. PARTICIPANTS ACCOUNTS: Each participant's account is credited with the participant's contributions, employer contributions, if any, and the participant's share of the Plan earnings. The Plan earnings from investments are allocated quarterly to the participant's account proportionately based on the account balance at the prior allocation date, adjusted for any contributions or withdrawals made during the period.

         e. INVESTMENT OPTIONS: Under the Plan and Trust agreement the Company has appointed Equitable Life Assurance Society of the United States ("Equitable") as custodian of the Plan. Upon enrollment in the Plan, and monthly, a participant may direct his credited account balance in any of six investment options.

                 Equitable Guaranteed Interest Account: Funds are invested in the Equitable general account, which supports all of its insurance and annuity operations. Contributions allocated to the account earn interest at the current guaranteed interest rate, which was 6.50% during 1995.

                 Equitable Common Stock Fund: Funds are invested primarily in common stock and other equity-type securities issued by intermediate and large-sized companies.

                 Equitable Bond Fund: Funds are invested primarily in publicly traded fixed income securities, such as bonds, debentures and notes.

                 Equitable Aggressive Stock Fund: Funds are invested primarily in securities of medium and smaller-sized companies perceived to have greater growth potential than larger companies.

                 Equitable Balanced Fund: Funds are invested primarily in common stocks, other equity-type instruments, longer-term fixed income securities, publicly-traded debt securities and short term money market instruments.

                 USML Stock Fund:  Funds are invested in common stock of USML.

         f. LOANS: A participant may elect to draw an interest-bearing loan from the Plan in accordance with the plan agreement. Loan transactions are treated as a transfer to (from) the fixed income account (to) from the participant loan account.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies are in accordance with generally accepted accounting principles.

         a. INVESTMENT VALUATION: The Plan's investments are stated at fair value. Investments in the Common Stock Fund, Bond Fund, Aggressive Stock Fund and Balanced Fund represent interest in pooled investment funds. The fair value of pooled investments represents the Plan's pro rata interests in the aggregate fair value of the pooled investment funds as determined by the trustee. The Guaranteed Interest Account is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Equitable. Contract value represents total contributions, plus interest at the current guaranteed interest rate, less benefit payments or other withdrawals and deductions for fees and expenses. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                 Investment transactions are reflected on a trade-date basis. Interest income is recorded on the accrual basis.

         b. INVESTMENT INCOME: Investment income included in the Statement of Changes in Net Assets Available for Plan Benefits represents the accumulated changes in net asset fair values of the accounts in which the plan assets are invested, including interest and dividend income, realized gains or losses and unrealized appreciation or depreciation of the investments.

         c. BENEFIT PAYMENT: Benefit payments to participants are recorded when paid.

         d. ESTIMATES: The preparation of financial statements in conformity with generally accepted accouning principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       INVESTMENTS:

         The following table represents the fair value of investments available for plan benefits at December 31, 1995 and 1994. Investments that represent five percent or more of the Plan's net assets are separately identified.




                                                                                      DECEMBER 31,
                                                                                -----------------------
                 DESCRIPTION                                                     1995            1994
                 -----------                                                    ------          -------
         Equitable Life Assurance Society of the United States:
                 Guaranteed Interest Account                                  $1,795,427       $1,876,324
                 Balanced Fund                                                 1,071,662          863,622
                 Common Stock Fund                                               813,907          492,861
                 Aggressive Stock Fund                                           606,924          376,503
         Other                                                                   110,729           57,285
                                                                             -----------      -----------
                                                                              $4,398,649       $3,666,595
                                                                             ===========      ===========



         The following table represents the changes in net assets available for plan benefits for each of the six investment accounts for the year ended December 31, 1995:

                                           Guaranteed                      Common         Aggressive                        USML
                                            Interest      Balanced         Stock            Stock           Bond           Stock
                                            Account         Fund            Fund            Fund            Fund            Fund
                                           ----------     --------         ------         ----------        ----           -----
Additions:
    Participant contributions               251,895        197,877          255,534         184,620         40,640         17,707
    Investment income (loss)                116,959        187,044          173,645         129,259          9,653         (7,873)
                                          ---------      ---------        ---------       ---------      ---------       --------
         Total additions                    368,854        384,921          429,179         313,879         50,293          9,834

Deductions:
    Benefit payments                        388,303        120,151          144,422         122,093         15,438          1,010
    Administrative expenses                  11,638          6,004            3,836           2,821            402          --
                                          ---------      ---------        ---------       ---------      ---------       --------
         Total deductions                   399,941        126,155          148,258         124,914         15,840          1,010

Net additions prior to interfund
    transfers                               (31,087)       258,766          280,921         188,965         34,453          8,824

Interfund transfers                         (46,922)       (52,146)          65,198          32,270          9,200            370
                                          ---------      ---------        ---------       ---------      ---------       --------
Net additions (deductions)                  (78,009)       206,620          346,119         221,235         43,653          9,194

Net assets available for plan benefits,
    beginning of year                     1,884,621        850,732          535,505         405,516         50,360         12,016
                                          ---------      ---------        ---------       ---------      ---------       --------
Net assets available for plan benefits,
    end of year                           1,806,612      1,057,352          881,624         626,751         94,013         21,210
                                          =========      =========        =========       =========      =========       ========

                                          Participant
                                              Loan
                                            Account          Total
                                          -----------        -----
Additions:
    Participant contributions                 --             948,272
    Investment income (loss)                  5,803          614,490
                                          ---------        ---------
         Total additions                      5,803        1,562,762

Deductions:
    Benefit payments                          --             791,417
    Administrative expenses                   --              24,701
                                          ---------        ---------
         Total deductions                     --             816,118

Net additions prior to interfund
    transfers                                 5,803          746,644

Interfund transfers                          (7,970)          --
                                          ---------        ---------
Net additions (deductions)                   (2,167)         746,644

Net assets available for plan benefits,
    beginning of year                        69,477        3,808,227
                                          ---------        ---------
Net assets available for plan benefits,
    end of year                              67,310        4,554,871
                                          =========        =========

4.       PRIORITIES UPON TERMINATION OF THE PLAN:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of contributions by the employer or, if the Plan is terminated, the date of such discontinuance or determination shall be deemed an anniversary for the purpose of making the allocations of earnings. The accounts of the participant shall thereupon become 100 percent vested.

5.       TAX STATUS:

         The Plan obtained its latest determination letter on April 20, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

6.       EXPENSES:

         For the year ended December 31, 1995, certain administrative costs associated with the Plan, including custodian, legal and audit fees, were paid by the Company and are not reflected as expenses of the Plan.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     December 31,
                                                                             ----------------------------
                                                                               1995                1994
                                                                             --------            --------
         Net assets available for benefits per the financial statements      $4,554,871       $3,808,227

         Amounts allocated to withdrawing participants                         (336,826)        (269,812)
                                                                             ----------       ----------
                 Net assets available for benefits per the Form 5500         $4,218,045       $3,538,415
                                                                             ==========       ==========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:


         Benefits paid to participants per the financial statements                           $ 791,417

         Add amounts allocated to withdrawing participants at December 31, 1994                 336,826

         Less amounts allocated to withdrawing participants at December 31, 1993               (269,812)
                                                                                              ---------

         Benefits paid to participants per the Form 5500                                      $ 858,431
                                                                                              =========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

8.       RELATED PARTY TRANSACTIONS:

         Certain Plan investments are shares of pooled investment funds managed by the Equitable Life Assurance Society of the United States. Equitable is the custodian as defined by the Plan and, therefore, qualifies as a party-in-interest. Fees paid by the Plan for the investment management services amounted to $24,701 for the year ended December 31, 1995.

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    June 14, 1996                  UNIVERSAL STANDARD MEDICAL
                                        LABORATORIES, INC. TAX
                                        DEFERRED SAVINGS PLAN

                                        By:  UNIVERSAL STANDARD MEDICAL
                                              LABORATORIES, INC.

                                        Its:  Plan Administrator

                                        By:   /s/Eugene E. Jennings
                                           --------------------------------
                                                Eugene E. Jennings

                                        Its:  Chairman, President and
                                                Chief Executive Officer

                Universal Standard Medical Laboratories, Inc.
                     Tax Deferred Savings Plan and Trust
          Item 27a - Schedule of Assets Held for Investment Purposes
                             at December 31, 1995




                                                   (c)
                        (b)             Description of Investment,
                 Identity of Issuer,     Including Maturity Date,                     (e)
                  Borrower, Lessor     Rate of Interest, Collateral,      (d)       Current
    (a)           or Similar Party        Par or Maturity Value          Cost        Value
- -----------      -------------------   -----------------------------   --------   -----------
                 Equitable Life        Guaranteed Interest Account         *      $1,795,427
                   Assurance           Balanced Fund                       *       1,071,662
                   Society of the      Common Stock Fund                   8         813,907
                   United States       Aggressive Stock Fund               8         606,924
                                       Bond Fund                           *          88,883

                 USML                  USML Stock Fund                     *          21,846

                 Participant Loans     Interest rates range from          $0          67,310
                   Receivable            8.5%-15%                                 ----------
                                                                                  $4,465,959
                                                                                  ==========


      Information regarding the cost of the investments was not available from the custodian.

                 Universal Standard Medical Laboratories, Inc.
                      Tax Deferred Savings Plan and Trust
                 Item 27d - Schedule of Reportable Transactions
                      for the year ended December 31, 1995

                                                                                                                     (h)
                                                                                                                   Current     (i)
                     (b)                                                                    (f)                    Value of    Net
     (a)        Description of Asset                           (c)      (d)      (e)      Expenses        (g)      Asset on    Gain
 Identity of    (Including Interest Rate and                Purchase  Selling   Lease   Incurred with    Cost    Transaction    or
Party Involved  Maturity in Case of a Loan)                   Price    Price    Rental  Transaction *  of Asset     Date      (Loss)
- --------------  ----------------------------                --------  -------   ------  -------------  --------  -----------  ------
REPORTABLE
CRITERION I:    Any transaction within the plan year, with
                respect to any plan asset, involving an
                amount in excess of five percent of the
                current value of plan assets. (Note A)

                None.

REPORTING
CRITERION II:   Any series of transactions (other than
                transactions with respect to securities)
                within the plan year with or in conjunction
                with the same person which, when
                aggregated, regardless of the category of
                asset and the gain or loss on any
                transaction, involves an amount in
                excess of five percent of the current
                value of plan assets.

                None.

REPORTING
CRITERION III:  Any transaction within the plan year
                involving securities of the same issue if within the plan year any series of transactions with respect to such securities, when aggregated, involves an amount in excess of five percent of the current value of plan assets. (Note B)

Equitable Life  31 purchases, Guaranteed Interest Account    $279,255                                  $279,255  $279,255
    Assurance   15 purchases, Common Stock Fund               247,004                                   247,004   247,004
    States      35 sales, Guaranteed Interest Account                  $426,156                                   426,156

REPORTING
CRITERION IV:   Any transaction within the plan year with
                respect to securities with or in
                conjunction with a person if any prior or
                subsequent single transaction within the
                plan year with such person with respect
                to securities exceeds five percent of the
                current value of plan assets.  (Note C).

                None.

Notes:

    (A) Transaction already reported under Criterion III are not reported here.
    (B) Transactions already reported under Criterion I are not reported here.
    (C) Transactions already included in Criterion I or III are not reported here.

    * Information regarding expenses incurred with each transaction was not available from the asset custodian.
   ** Information regarding the cost and net gain or loss on assets sold during the Plan year was not available from the custodian.

                                 EXHIBIT INDEX



EXHIBIT
  NO.                         DESCRIPTION
- -------                       -----------

  23                  Consent of Independent Accountants